Exhibit 99.1

Dividend Announcement

28-Jun-2012 11:28 AM

TO:	Nasdaq OMX Group Inc
80 Merritt Blvd
Trumbull, CT
06611
Phone: 1 877 308 0523
Fax: 1 866 601 9862
Email: dividends@nasdaqomx.com
Please be advised of the following dividend information:
Approximate:	X
Final:

DR Program:	FOCUS MEDIA HOLDING LTD

CUSIP:	34415V109
ISIN:	US34415V1098
Ticker:	FMCN
Country:	CHINA, PEOPLES
REPUBLIC OF
Ratio (ORD:ADR):	5 : 1
Type of Distribution:	Cash
Ordinary Record Date:	29-Jun-2012
ADR Record Date:	10-Jul-2012
Ordinary Payable Date:	16-Jul-2012
ADR Payable Date:	TBA

Ordinary Rate:	0.0272
Currency:	USD
F/X Conversion Rate:	1.0

Gross Rate $	Tax Rate %	Withheld Tax $	Cash Dividend Fee $	Tax Relief Fee $	Net Rate $
0.1360000	0.0000000	0.0000000	0.0200000	0.0000000	0.1160000

Note the following:

* In order to meet the requirement of Nasdaq, the company’s prior announcement of ADR record date is hereby revised to be July 10, 2012. The ordinary share record date remains at June 29, 2012*.

Questions may be directed to Shawuan Samuels (212) 657-8796 or email shawuan.samuels@citi.com.